Decisions of the Board of Directors of Ecopetrol

Bogota D.C., May 27, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company”) announces that its Board of Directors, at its universal meeting held today, authorized the postponement of the start date of the unpaid leave granted to the Company’s Chief Executive Officer, Ricardo Roa Barragán, which had been disclosed on April 6, 2026. This decision was made considering a duly reported medical leave notified on May 26, 2026, for a period of 30 calendar days.

The unpaid leave, which was originally scheduled to begin on May 28, 2026, for a period of 30 calendar days, will now commence upon completion of the medical leave and the remaining vacation period, that is, on June 27, 2026, and will extend for 30 calendar days from that date.

Accordingly, the Board of Directors decided to maintain the appointment of Juan Carlos Hurtado Parra, First Alternate to the Chief Executive Officer, as acting Chief Executive Officer.

Ecopetrol will continue to conduct its operations in accordance with its business strategy,

strengthening its international portfolio.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co